UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 5

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843 and 333-216883) and Form F-3 (Registration Numbers 333-209336, 333-211511 and 333-216882) of Ascendis Pharma A/S (“Ascendis” or the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Annual General Meeting Results

On May 24, 2017, Ascendis held its Annual General Meeting. 11,651,098 ordinary shares of Ascendis (which includes 8,029,166 ordinary shares represented by American Depositary Shares), representing in total 35.8% of the ordinary shares outstanding as of the date of the Annual General Meeting, were voted at the meeting. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Election of Chairman of the Meeting

Ascendis shareholders elected Lars Lüthjohan Jensen as chairman of the meeting.

Agenda Item 3: Presentation of Audited Annual Report with Auditor’s Statement for Approval and Discharge of the Board of Directors and Management

Ascendis shareholders adopted the audited annual report and granted the discharge of the Board of Directors (the “Board”) of the Company and management from liability.

Agenda Item 4: Resolution on Application of Profits or Covering of Losses as per the Adopted Annual Report

Ascendis shareholders resolved to carry forward the consolidated loss for the year ended December 31, 2016 of EUR 68.505 million to the year ending December 31, 2017 through recognition in retained earnings.

Agenda Item 5: Election of Board Members and Alternates, if any

Ascendis shareholders elected James I. Healy, Jan Møller Mikkelsen, Lisa Bright and Michael Wolff Jensen as Class I directors, with the term for each such board member to expire at the Annual General Meeting of the Company to be held in 2019.

Agenda Item 6: Election of State-authorized Public Auditor

Ascendis shareholders re-elected Deloitte Statsautoriseret Revisionspartnerselskab as the Company’s auditor.

Agenda Item 7: Proposals from the Board and/or Shareholders

Ascendis shareholders adopted the proposal of the Board to amend the Articles of Association so that the Board is authorized to increase the Company’s share capital at one or more times without pre-emptive subscription rights for the company’s shareholders, by replacing article 4d(2) in the Articles of Association with the following language proposed by the Board:

“The board of directors is until 23 May 2022 authorized at one or more times to increase the company’s share capital by up to nominal DKK 20,000,000 without pre-emptive subscription rights for the company’s shareholders. Capital increases according to this authorization can be carried out by the board of directors by way of contributions in kind, conversion of debt and/or cash contributions and must be carried out at market price. The board of directors is authorized to make the required amendments to the articles of association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares representing such shares.”

In addition, Ascendis shareholders adopted the proposal of the Board to delete article 4d(4) of the Articles of Association regarding the limitation on aggregate capital increases of nominal DKK 25,000,000 and the last two paragraphs of article 4 regarding capital increases made in accordance with the existing authorization on October 18, 2016 and November 2, 2016, respectively.

Appointment of Chairman of the Board

Subsequent to the Annual General Meeting, the Board held a constituting board meeting at which Michael Wolff Jensen was re-appointed as Chairman of the Board.

Exhibits

Reference is made to the Exhibit Index included hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: May 25, 2017	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen Senior Vice President, General Counsel

EXHIBIT INDEX

Exhibit No.	Description

1.1	Articles of Association.